Mail Stop 6010   November 17, 2006

VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO 80246
Attn: John Pougnet

Re: VitaCube Holdings, Inc.
       Preliminary proxy statement filed November 13, 2006
       File No. 1-32420

Dear Mr. Pougnet:

This is to advise you that we have monitored the subject filing solely with respect to the issue raised in the following comment.

> We note that you are seeking approval of the issuance and sale of greater than 20% of your outstanding common stock at less than the current market price. Please disclose the number of shares or shares underlying warrants you will offer, the material terms and provisions of the warrants, a more specific use of proceeds, and provide all of the disclosure required by Item 11 of Schedule 14A. Do you have any plans, agreements, arrangements or understandings to issue any of these shares? If you do, please provide the disclosure we are requesting concerning each transaction or series of transactions. If you do not, supplementally, please tell us why you believe it is appropriate to solicit shareholder approval before the pricing, number of shares offered and other terms of an actual offering or offerings of securities is known.

As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Any questions should be directed to Michael Reedich, Special Counsel, at (202) 551-3612.

Sincerely,

Jeffrey Riedler
Assistant Director